UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 22, 2020

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida 26-2601508

(State or other jurisdiction of (I.R.S. Employer

incorporation or organization) Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4 (b)	Changes in Issuer’s Certifying Accountant

On June 22, 2020, BridgeWell Preferred Income LP’s (“Company”) General Partner, Preferred Income Manager LLC (“PIM”), engaged Spiegel Accountancy Corp. (“Spiegel”) to serve as the Company’s independent accountant.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner Bridgewell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager LLC

General Partner